UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W204
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W204
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter J. Werth
2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States
	Number of	7. Sole Voting Power:	2,518*
	Shares Beneficially	8. Shared Voting Power:	1,176,340*
Owned by
	Each Reporting	9. Sole Dispositive Power:	2,518*
	Person With	10. Shared Dispositive Power:	1,176,340*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,178,858*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 11.27%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Peter J. Werth (“Mr. Werth”) may be deemed to beneficially own an aggregate of 1,178,858 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 1,093 shares of Common Stock and stock options to purchase 1,425 shares of Common Stock held directly by Mr. Werth and (ii) 1,175,925 shares of Common Stock and warrants to purchase up to 415 shares of Common Stock held directly by Werth Family Investment Associates LLC (“Werth Associates”) where Mr. Werth serves as Manager. Excludes 18,975 shares of Common Stock underlying unvested stock options held directly by Mr. Werth.

The foregoing reported beneficial ownership percentage is based upon 10,457,921 shares of Common Stock issued and outstanding as of July 12, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

CUSIP No. 17248W204
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Werth Family Investment Associates LLC
2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: Connecticut
	Number of	7. Sole Voting Power:	0
	Shares Beneficially	8. Shared Voting Power:	1,176,340**
Owned by
	Each Reporting	9. Sole Dispositive Power:	0
	Person With	10. Shared Dispositive Power:	1,176,340**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,176,340**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 11.25%**
14.	Type of Reporting Person (See Instructions): OO

** As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Werth Family Investment Associates LLC (“Werth Associates”) may be deemed to beneficially own 1,176,340 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), consisting of 1,175,925 shares of Common Stock and warrants to purchase up to 415 shares of Common Stock.

The foregoing reported beneficial ownership percentage is based upon 10,457,921 shares of Common Stock issued and outstanding as of July 12, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

Explanatory Note

This Amendment No. 15 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on December 20, 2021, as amended on December 23, 2022, July 25, 2023, August 14, 2023, September 18, 2023, November 8, 2023, January 4, 2024, January 29, 2024, February 9, 2024, February 28, 2024, April 12, 2024, May 28, 2024, June 7, 2024, June 27, 2024 and July 2, 2024 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 10,457,921 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 12, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Werth may be deemed to beneficially own 1,178,858 shares of Common Stock of the Issuer, consisting of (i) 1,093 shares of Common Stock and stock options to purchase 1,425 shares of Common Stock held directly by Mr. Werth and (ii) 1,175,925 shares of Common Stock and warrants to purchase up to 415 shares of Common Stock held directly by Werth Associates.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2024

By:	/s/ Peter J. Werth*
Peter J. Werth

WERTH FAMILY INVESTMENT ASSOCIATES LLC

By:	Peter J. Werth, its Manager

By:	/s/ Peter J. Werth
Name:	Peter J. Werth
Title:	Manager

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).